
November 29, 2013

<u>Via E-mail</u>
Kevin Bentley
Chief Executive Officer
UMED Holdings, Inc.
6628 Bryant Irvin Road, Suite 250
Fort Worth, TX 76132

> **Re: UMED Holdings, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed November 12, 2013**
> **File No. 0-55030**

Dear Mr. Bentley:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10 Filed November 12, 2013</u>

<u>General</u>

1.   We note your response to our prior comments 1 and 4 from our letter to you dated September 25, 2013, and we reissue those comments in part. As previously noted, your filing contains inconsistent, unsubstantiated, or incomplete disclosures. Please review and revise your document accordingly, and make the following revisions in particular:

- You refer to the par value of your Common Stock as $0.001 on the cover page but $0.0001 elsewhere in the filing, such as at page 26 (three references) and at pages F-1, F-18, and F-20).
- Although you removed the parallel disclosure that initially appeared at page 12, you continue to suggest at page 4 that the tool will "[ensure] increased efficiency by significantly decreasing rig down-time due to mechanical breakdowns."

- The disclosure you provide under "Market Price of and Dividends on the Registrant's Common Equity" does not include the interim period information that Item 9 of Form 10 and Item 201(a) of Regulation S-K require.

Risk Factors, page 6

We are subject to the requirements of section 404, page 9

2.   We note your response to our prior comment 7. Please revise the new risk factor disclosure, insofar as it currently refers to "the period covered by this report," which appears applicable in the context of a periodic report rather than in connection with a registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations, page 11

3.   Please revise to include comparisons of your consolidated results in addition to segment results. Refer to Item 303(a) of Regulation S-K.

Financial Statements

General

4.   Please be mindful of your periodic reporting requirements under the Securities Exchange Act of 1934. It appears that your Form 10-Q for the quarter ended September 30, 2013 is delinquent.

Annual Financial Statements

Consolidated Statements of Operations, page F-19

5.   We have reviewed your response to comment 14 in our letter dated September 25, 2013. As cost of sales excludes depreciation and amortization, presentation of the measure "Gross Profit" is not deemed to be appropriate. As such, please remove this subtotal from your statements of operation, or revise gross profit to include depreciation and amortization. Additionally, related disclosure throughout your filing should be revised accordingly, for example, in your interim financial statements, segment footnotes, and in MD&A. Refer to SAB Topic 11B.

Note 14 – Segment Information, page F-34

6.   Please revise your disclosure here and in your interim financial statements to comply with the requirements of FASB ASC 280-10-50-30.

Kevin Bentley
UMED Holdings, Inc.
November 29, 2013
Page 3

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Randy Moseley